UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated January 31, 2017

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 190307), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release dated 31 January 2017 entitled ‘VODAFONE APPOINTS MARIA AMPARO MORALEDA MARTINEZ AS A NON-EXECUTIVE DIRECTOR’

31 January 2017

VODAFONE APPOINTS MARIA AMPARO MORALEDA MARTINEZ AS A NON-EXECUTIVE DIRECTOR

Vodafone Group Plc today announced the appointment of Maria Amparo Moraleda Martinez as a Non-Executive Director with effect from 1 June 2017.

Amparo Moraleda is a Non-Executive Director of Airbus Group, CaixaBank, Solvay and Faurecia and was previously a Non-Executive Director of Alstom and Meliá Hotels International. Amparo Moraleda received a degree in Industrial Engineering from Comillas Pontifical University in Madrid and is also an IESE AMP graduate. She joined IBM in 1988 and spent more than 20 years with the company, becoming President of IBM Southern Europe (Spain, Portugal, Greece, Israel and Turkey) in 2005. In 2009, Amparo Moraleda joined Iberdrola where she was Chief Operating officer of the International Division till 2012.

She is a member of the Royal Academy of Economic and Financial Services and was inducted into the Women in Technology International Hall of Fame in 2005.

Vodafone Group Chairman Gerard Kleisterlee said: “I am delighted to welcome an international business leader of Amparo’s calibre to Vodafone. Her engineering background and IT and technology expertise will be a valuable addition to the Board.”

There are no other disclosures to be made under Listing Rule 9.6.13.

- ends -

For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone Group

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 49 more, and fixed broadband operations in 17 markets. As of 30 September 2016, Vodafone had 470 million mobile customers and 14 million fixed broadband customers. For more information, please visit:  www.vodafone.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: January 31, 2017	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary

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